Exhibit 99.1
For Immediate Release
Hydrogenics Board of Directors Reappoints
Norman Seagram as Chairman
MISSISSAUGA, ONTARIO, CANADA — Sep 27, 2007 — The Board of Directors of Hydrogenics Corporation (Toronto:HYG.TO, NasdaqGM:HYGS), a leading developer and manufacturer of hydrogen and fuel cell products, announced that Norman Seagram will assume the position of non-executive Chairman of the Board, effective immediately. Mr. Seagram served in this position from the time of Hydrogenics’ Initial Public Offering in 2000 to December, 2006, and since that time held the position of Lead Director during Pierre Rivard’s tenure as Executive Chair. “I thank members of the Board for their continued confidence in my abilities to lead them in this exciting time of the company’s evolution,” comments Mr. Seagram. “I believe we have a strong and active board and it is a privilege to reassume the position of Chairman.”
For more information, please contact:
Investor Contact:
Lawrence Davis, Chief Financial Officer
Hydrogenics Corporation
Phone: +1-905-361-3633
Email: investors@hydrogenics.com
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this.